Clearly Canadian Brands Signs Letter of Intent to Acquire Baldwin Street Kosher:
Fast Growing Brand of Gourmet Hot Dogs, Sausages, Salami’s and other Gluten Free- Kosher Meat Products

Toronto, April 14, 2008— CLEARLY CANADIAN BRANDS (OTCBB: CCBEF) (the “Company”) is pleased to announce it has signed a letter of intent to acquire Baldwin Street Kosher, a fast growing and rapidly expanding brand of Gourmet Hot Dogs, Sausages, Salami’s and other Kosher/Gluten Free Meat Products. The Baldwin Street Brand is only 3 years old and already selling at most major Canadian super markets, such as Loblaws, Sobey’s and Dominion’s in the Toronto area. They are also sold at the kosher carts at Air Canada centre for the Toronto Maple Leafs NHL Hockey games and Toronto Raptors NBA Basketball games, and the kosher carts at the Rogers Center for Toronto Blue Jays Baseball games and other events. This has given Baldwin Street remarkable levels of exposure, with a tremendously high number of consumers tasting and enjoying their delicious unique Gourmet flavor offerings.

David Reingold President of Clearly Canadian Brands stated, “We are pleased to be adding yet another fast growing and rapidly expanding quality brand to our family of healthy food products. Now that we have an infrastructure in place we can very simply add brands that will sell through our same channels to the same stores, through our existing sales force. We look forward to working with Ken and Allan Kaiman as we expand this wonderful brand across Canada, and plan to pursue all the tremendous product expansion opportunities that are available for Baldwin Street. We will work to position Baldwin Street as a leader in high quality/kosher meat products.”

Added Bobby Genovese CEO of Clearly Canadian Brands, “Once completed this acquisition will have very little dilution to existing shareholders, and is structured with earn out payments. Going forward, we will use our resources to rapidly expand Baldwin Street’s revenues. We anticipate being able to pay for this acquisition out of cash flow generated from its operations. We continue to review many solid opportunities that have been presented to us.” Mr. Genovese continued, "I urge you to call or email Steve Cook at 561-549-0887 & investor@clearly.ca or myself at 561-367-7979 & bgcap@bgcap.com to receive a full investor package."

About Clearly Canadian

Based in Vancouver, B.C., Clearly Canadian Brands markets premium alternative beverages, including Clearly Canadian(R) sparkling flavoured waters and Clearly Canadian dailyEnergy, dailyVitamin and dailyHydration Natural Enhanced Waters which are distributed in the United States, Canada and various other countries. Clearly Canadian's recent acquisition of DMR Food Corporation and My Organic Baby Inc. marks the Company's debut into organic and natural products with a full line of organic baby and toddler foods under the brand names My Organic Baby and My Organic Toddler and a wide range of dried fruit and nut snacks offerings from SunRidge Farms, Naturalife, Sweet Selections, Simply by Nature and Glengrove Organics brands. Additional information about Clearly Canadian may be obtained at www.clearly.ca.

Forward Looking Statements

Statements in this news release that are not historical facts are forward-looking statements that are subject to risks and uncertainties. Words such as “expects”, “intends”, “plans”, “may”, “could”, “should”, “anticipates”, “likely”, “believes”, “estimates”, “potential”, “predicts”, “continue” and words of similar import also identify forward-looking statements. Forward-looking statements are based on current facts and analysis and other information that are based on forecasts of future results, estimates of amounts not yet determined and assumptions of management, including but not limited to, the belief in the opportunities which can exist for our products and the revenue growth for the Company. These assumptions are subject to many risks, and actual results may differ materially from those currently anticipated. These risks include, by way of example and not in limitation, general economic conditions, changing beverage consumption trends of consumers, the Company’s ability to generate sufficient cash flows to support general operating activities and capital expansion plans, competition, pricing and availability of raw materials, the Company’s ability to maintain the current and future retail listings for its beverage products and to maintain favorable supply, production and distribution arrangements, laws and regulations and changes thereto that may affect the way the Company’s products are manufactured, distributed and sold and other factors beyond the reasonable control of the Company. Additional information on factors that may affect the business and financial results of the Company can be found in filings of the Company with the U.S. Securities and Exchange Commission and with the British Columbia and Ontario Securities Commissions.

For further information please contact:

Shareholder Relations/Steve Cook
E-mail: investor@clearly.ca
Tel: 1 (800) 983-0993